NO ACT

PE
1-6-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





10010724

March 5, 2010

James J. Theisen, Jr.
Assistant General Counsel and Assistant Secretary
Union Pacific Corporation
1400 Douglas St., Stop 1580
Omaha, NE 68179-1580

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-5-10

Re: Union Pacific Corporation
Incoming letter dated January 6, 2010

Dear Mr. Theisen:

This is in response to your letter dated January 6, 2010 concerning the shareholder proposal submitted to Union Pacific by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Patrick Doherty
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

March 5, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Union Pacific Corporation
Incoming letter dated January 6, 2010

The proposal relates to a report.

There appears to be some basis for your view that Union Pacific may exclude the proposal under rule 14a-8(f). We note that the proponents appear not to have responded to Union Pacific's request for documentary support indicating that they have satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Union Pacific omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.


UNION
PACIFIC

January 6, 2010

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareholder Proposal of the New York City Employees' Retirement System, et. al.*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Union Pacific Corporation (the "Company") intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (collectively, the "2010 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof submitted by The New York City Office of the Comptroller (the "New York City Comptroller") on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System (collectively, the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if any of the Proponents elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

James J. Theisen, Jr.
Assistant General Counsel & Assistant Secretary
Law Department

UNION PACIFIC CORPORATION
1400 Douglas St., Stop 1580, Omaha, NE 68179-1580
ph. (402) 544-6765 fx. (402) 501-0129
jjtheisen@up.com

THE PROPOSAL

The Proposal requests that the Company provide a report disclosing information related to the Company's political contributions and expenditures. A copy of the Proposal and related correspondence from the Proponents is attached hereto as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponents failed to provide the requisite proof of continuous stock ownership in response to the Company's proper request for that information.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponents Failed To Establish The Requisite Eligibility To Submit The Proposal.

A. Background

The Proponents submitted the Proposal to the Company in a letter postmarked November 19, 2009, which the Company received on November 20, 2009. *See* Exhibit A. The Company reviewed its stock records, which did not indicate that any of the Proponents were the record owners of sufficient shares to satisfy the ownership requirements of Rule 14a-8(b). In addition, although the Proponents included with the Proposal some documentary evidence of their ownership of Company shares, they did not provide evidence sufficient to satisfy the requirements of Rule 14a-8(b). Specifically, the Proponents each included a letter dated November 17, 2009 from The Bank of New York Mellon (collectively, the "BNY Letters"). The BNY Letters only showed that the Proponents held Company shares from November 17, 2008 through November 17, 2009. *See* Exhibit A.

Accordingly, the Company sought verification from the New York City Comptroller (as the custodian and/or trustee of each of the Proponents) of the Proponents' eligibility to submit the Proposal. Specifically, the Company sent via facsimile a letter, and via UPS a confirmatory letter, on December 4, 2009, which was within 14 calendar days of the Company's receipt of the Proposal, notifying the Proponents of the requirements of Rule 14a-8 and how to cure the procedural deficiency (the "Deficiency Notice"). A copy of the Deficiency Notice is attached hereto as Exhibit B. The Deficiency Notice informed the New York City Comptroller that "the proof of ownership submitted by the Proponents does not satisfy Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company." The Deficiency Notice stated that sufficient proof of ownership of Company shares must be submitted, and further stated:

As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the Proponents' shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, the Proponents continuously held the requisite number of Company shares for at least one year; or

- if any of the Proponents have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting their ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in their ownership level and a written statement that such Proponent continuously held the requisite number of Company shares for the one-year period.

The Company's facsimile records confirm delivery of the Deficiency Notice to the New York City Comptroller on December 4, 2009. *See* Exhibit C. As of the date of this letter, the Company has not received a response to the Deficiency Notice from or on behalf of any of the Proponents.

B. Analysis

The Company may exclude the Proposal under Rule 14a-8(f)(1) because each of the Proponents failed to substantiate their eligibility to submit the Proposal under Rule 14a-8(b) by providing the information described in the Deficiency Notice. Specifically, the Deficiency Notice requested evidence of the securities ownership requirements of Rule 14a-8(b)(1), which provides (in relevant part) that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14 specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14B").

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by transmitting to the New York City Comptroller in a timely manner the Deficiency Notice, which stated:

- the ownership requirements of Rule 14a-8(b);
- that according to the Company's stock records, the Proponents were not record owners of sufficient shares;
- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b);
- that any response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Deficiency Notice was received; and
- that a copy of the shareholder proposal rules set forth in Rule 14a-8 was enclosed.

As described above, the Proposal was submitted on November 19, 2009 and the Company received the Proposal on November 20, 2009. It is important to note that while the letter accompanying the Proposal is dated November 17, 2009, the Proposal was not submitted to the Company until November 19, 2009, as evidenced by the postmark on the mailing envelope transmitting the Proposal to the Company. *See* Exhibit A. Thus, although the Proposal included the BNY Letters, the BNY Letters are insufficient to establish the Proponents' ownership under Rule 14a-8(b). Specifically, the BNY Letters do not establish that the Proponents owned the requisite amount of Company shares for the one-year period as of the date the Proposal was submitted, because they do not establish ownership of Company shares for the period between November 17, 2009 (the date of the BNY Letters) and November 19, 2009 (the date the Proposal was submitted).

As discussed above, SLB 14 places the burden of proving these ownership requirements on the proponent: the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company." Moreover, SLB 14 states, "A shareholder must submit an *affirmative* written statement from the record holder of his or her securities that *specifically* verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal" (first and second emphases added).

The Staff has previously allowed companies, in circumstances similar to the instant case, to omit shareholder proposals pursuant to Rules 14a-8(f) and 14a-8(b) where the proof of ownership submitted by the shareholder failed to specifically establish that the shareholder held the requisite amount of the company's securities continuously for one year as of the date the proposal was submitted. *See Pall Corp.* (avail. Sept. 20, 2005) (concurring with the exclusion of a shareholder proposal where the proponent had "failed to supply support sufficiently evidencing that it satisfied the minimum ownership requirement continuously for the one-year period as of the date it submitted the proposal"); *International Business Machines Corp.* (avail. Jan. 7, 2004) (concurring with the exclusion of a shareholder proposal where the proponent did not provide "support sufficiently evidencing that she satisfied the minimum ownership requirement continuously for the one-year period"); *Moody's Corp.* (avail. Mar. 7, 2002) (concurring with the exclusion of a shareholder proposal where the proponent did not supply support sufficient to demonstrate continuous ownership of the requisite number of shares for the one-year period prior to the date the proponent submitted the proposal).

Moreover, the Staff has previously made clear the need for precision in the context of demonstrating a shareholder's eligibility under Rule 14a-8(b) to submit a shareholder proposal. SLB 14 provides the following:

> If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

Accordingly, the Staff has consistently permitted companies to omit shareholder proposals when the evidence of ownership submitted by a proponent covers a period of time that falls short of the required one-year period prior to the submission of the proposal. For example, in *International Business Machines Corp.* (avail. Dec. 7, 2007), the Staff concurred with the exclusion of a shareholder proposal where the proponent submitted a broker letter dated four days before the proponent submitted its proposal to the company. *See also Wal-Mart Stores, Inc.* (avail. Feb. 2, 2005) (concurring with the exclusion of a shareholder proposal where the proposal was submitted December 6, 2004 and the documentary evidence demonstrating ownership of the company's securities covered a continuous period ending November 22, 2004); *Gap, Inc.* (avail. Mar. 3, 2003) (concurring with the exclusion of a proposal where the date of submission was November 27, 2002 but the documentary evidence of the proponent's ownership of the company's securities covered a two-year period ending November 25, 2002); *AutoNation, Inc.* (avail. Mar. 14, 2002) (concurring with the exclusion of a shareholder proposal where the proponent had held shares for two days less than the required one-year period).

Consistent with the precedent cited above, the Proposal is excludable because the Proponents have not sufficiently demonstrated that they continuously owned the requisite number of Company shares for the one-year period prior to the date the Proposal was submitted to the Company, as required by Rule 14a-8(b). Accordingly, the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (402) 544-6765 or Elizabeth A. Ising at Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,



James J. Theisen, Jr.
Assistant General Counsel and Assistant Secretary
Union Pacific Corporation

JJT/tss
Enclosures

cc: Kenneth B. Sylvester, The New York City Office of the Comptroller

Exhibit A



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

November 17, 2009

Ms. Barbara W. Schaefer
Secretary
Union Pacific Corporation
1400 Douglas Street, 19th Floor
Omaha, NE 68179

Dear Ms. Schaefer:

The Office of the Comptroller of New York City is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "funds"). The funds' boards of trustees have authorized the Comptroller to inform you of their intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from The Bank of New York Mellon Corporation certifying the funds' ownership, continually for over a year, of shares of Union Pacific Corporation common stock are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. If you have any further questions on this matter, please feel free to contact me at 1 Centre Street, Room 720, New York, NY 10007; phone (212) 669-2651.

Very truly yours,

Patrick Doherty
pd:el
Enclosures
Union Pacific Corporation - Political Cont.



Resolved, that the shareholders of Union Pacific ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code. The report shall include the following:

   a. An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above;

   b. Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure; and

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the company's website to reduce costs to shareholders.

Stockholder Supporting Statement

As long-term shareholders of Union Pacific, we support transparency and accountability in corporate spending on political activities. These activities include direct and indirect political contributions to candidates, political parties or political organizations; independent expenditures; or electioneering communications on behalf of a federal, state or local candidate.

Disclosure is consistent with public policy, in the best interest of the company and its shareholders, and critical for compliance with recent federal ethics legislation. Absent a system of accountability, company assets can be used for policy objectives that may be inimical to the long-term interests of and may pose risks to the company and its shareholders.

Union Pacific contributed at least $4.8 million in corporate funds since the 2002 election cycle. (CQ's PoliticalMoneyLine: http://moneyline.cq.com/pml/home.do and National Institute on Money in State Politics: http://www.followthemoney.org/index.phtml.)

However, relying on publicly available data does not provide a complete picture of the Company's political expenditures. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In many cases, even management does not know how trade associations use their company's money politically. The proposal asks the Company to disclose all of its political contributions, including payments to trade associations and other tax exempt organizations. This would bring our Company in line with a growing number of leading companies, including Hewlett-Packard, Aetna and American Electric Power that support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. Thus, we urge your support for this critical governance reform.



BNY MELLON
ASSET SERVICING

US Securities Services

November 17, 2009

To Whom It May Concern

Re: Union Pacific Corp. Cusip#: 907818108

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 17, 2008 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Employees' Retirement System.

The New York City Employees' Retirement System 603,184 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286



BNY MELLON
ASSET SERVICING

US Securities Services

November 17, 2009

To Whom It May Concern

Re: Union Pacific Corp. Cusip#: 907818108

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 17, 2008 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 576,644 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President





BNY MELLON
ASSET SERVICING

US Securities Services

November 17, 2009

To Whom It May Concern

Re: Union Pacific Corp. Cusip#: 907818108

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 17, 2008 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Police Pension Fund.

The New York City Police Pension Fund	274,202 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286



BNY MELLON
ASSET SERVICING

US Securities Services

November 17, 2009

To Whom It May Concern

Re: Union Pacific Corp. **Cusip#: 907818108**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 17, 2008 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 87,475 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President



BNY MELLON
ASSET SERVICING

US Securities Services

November 17, 2009

To Whom It May Concern

Re: Union Pacific Corp. Cusip#: 907818108

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 17, 2008 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 31,852 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President



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Union Pacific Corp.
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EP13F

Exhibit B



Barbara W. Schaefer
Senior Vice President - Human Resources
and Corporate Secretary

December 4, 2009

VIA OVERNIGHT MAIL
Mr. Patrick Doherty
The City of New York Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

Dear Mr. Doherty:

I am writing on behalf of Union Pacific Corporation (the "Company"), which received on November 20, 2009, a shareholder proposal from the Office of the Comptroller of New York City on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System (the "Proponents") for consideration at the Company's 2010 Annual Meeting of Shareholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to the Proponents' attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that the Proponents are the record owners of sufficient shares to satisfy this requirement. In addition, the proof of ownership submitted by the Proponents does not satisfy Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. Specifically, the letters from The Bank of New York Mellon attempting to verify the Proponents' ownership of Company shares do not establish that the Proponents continuously owned the requisite number of shares entitled to vote on the Proposal for a period of one year as of the date the Proposal was submitted because the Proposal appears to have been submitted on November 19, 2009 (the date it was sent to the Company) and The Bank of New York Mellon letters indicate only that the Proponents held the requisite number of Company shares for at least one year as of November 17, 2009.

To remedy this defect, the Proponents must submit sufficient proof of their ownership of the requisite number of Company shares as of the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the Proponents' shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, the Proponents continuously held the requisite number of Company shares for at least one year; or

- if any of the Proponents have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting their ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in their ownership level and a written statement that such Proponent continuously held the requisite number of Company shares for the one-year period.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Union Pacific Corporation, 1400 Douglas Street, STOP 1580, Omaha, NE 68179. Alternatively, you may transmit any response by facsimile to me at (402) 501-2144.

If you have any questions with respect to the foregoing, please contact me at (402) 544-5747. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,



Barbara W. Schaefer
Senior Vice President-Human Resources and
Corporate Secretary

Enclosures

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

         A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

         B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

         C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

   1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

   2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and sends its proxy materials.

   3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and sends its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

   1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

   2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

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3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body; or a procedure for such nomination or election:

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

    ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

    iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

    i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

    ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Exhibit C

JOB STATUS REPORT

TIME : 12/04/2009 15:26
NAME :
FAX# :
TEL# :
SER.# : BR04J2528637

DATE,TIME	12/04 15:25
FAX NO./NAME	912126694072
DURATION	00:01:19
PAGE(S)	09
RESULT	OK
MODE	STANDARD ECM


UNION
PACIFIC

UNION PACIFIC CORPORATION
1400 Douglas Street, 19th Floor
Omaha, NE 68179

FACSIMILE COVER SHEET

TO: Mr. Patrick Doherty, The City of New York Office of the Comptroller

FAX: 212.669.4072 DATE: December 4, 2009

FROM: Barbara W. Schaefer PHONE: 402.544.5747

FAX: 402.501.2144

NO. OF PAGES TRANSMITTED 8 + COVER

COMMENTS:



UNION PACIFIC CORPORATION
1400 Douglas Street, 19th Floor
Omaha, NE 68179

FACSIMILE COVER SHEET

TO: Mr. Patrick Doherty, The City of New York Office of the Comptroller	
FAX: 212.669.4072	DATE: December 4, 2009
FROM: Barbara W. Schaefer	PHONE: 402.544.5747
FAX: 402.501.2144	

NO. OF PAGES TRANSMITTED 8 + COVER

COMMENTS:

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